Exhibit 99.6

inContact Survey Reveals 67 Percent of Consumers Prefer Agent-
Assisted Customer Service

Company to share results and highlight omnichannel insights in a session at the ICMI Contact
Center Expo and Conference, May 22-25

SALT LAKE CITY – May 22, 2017 – NICE inContact, a NICE (Nasdaq: NICE) company and the leading provider of cloud contact center software unifying omnichannel routing, workforce optimization and analytics, today announced research identifying the quickest and most preferred methods of issue resolution across 10 different customer service channels. The "inContact Customer Experience Transformation Benchmark Study" reveals that, with so many channels available to customers today, organizations are struggling to provide consistent, positive experiences – leaving issues unresolved and customers dissatisfied.

inContact surveyed 700 consumers to better understand organizations' effectiveness at meeting customer experience expectations, including the areas where companies are succeeding and where they are falling short. The research confirms that agent-assisted customer service with phone, email and chat are the quickest methods of resolution, as 67 percent of customers prefer these methods over self-service.

The survey highlights the importance of having an effective omnichannel strategy to meet the growing consumer demand to contact businesses wherever and however they choose, to resolve customer service issues as quickly as possible. Some of the major findings include:

•	Less than half of customers are satisfied with communication through agent-assisted and self-service channels related to their recent customer experience
The survey found that less than half of consumers are satisfied with their experience when working through agent-assisted (45 percent) and self-service (39 percent) channels. The findings suggest that both methods have clear strengths and pitfalls when it comes to timely issue resolution. While agent-assisted methods do well at answering customer questions thoroughly, response time can be a huge downfall. Further, self-service channels are praised for being easy, convenient and efficient in providing the information customers need, but they often leave customers frustrated when they wish to speak with a live representative.

•	Online chat/video and website interactions lead to the highest likelihood of recommending a company or continuing to do business with that company
With eight in 10 customers saying they would leave a company due to a poor service experience, providing quality interactions is crucial to maintaining customer loyalty. The inContact survey found that when customers are able to easily connect with customer service representatives via online chat or video and website interactions, they are more likely to continue doing business with the company and recommend it to others.

•	Companies need to make it easier to solve problems in the quickest way possible, across all channels
The survey reveals that time is the most important factor when it comes to customer service. In fact, 72 percent of customers expect companies will know their purchase history, in addition to being proactive, and directing them to the quickest path of resolution. Consumers also expect seamless integration across all channels, especially when elevating a conversation from an online chat to a live phone call. Half of respondents say that while their first instinct is to try to handle issues themselves using self-service tools (i.e. online chat), they generally end up on the phone speaking to a live representative.

"As customer service channels continue evolving, companies need to meet customers where they are, whether it is on the phone, email or chat," said Paul Jarman, CEO at inContact. "As customer service continues to be a key element to business success, it's no longer sustainable to provide just one method of quick resolution. Companies need to leverage strong cloud contact center technology to empower agents, while also embracing efficient self-service tools, to enable consistent, positive interactions across all channels."

At the ICMI Contact Center Expo and Conference (May 22-25), Brian Spraetz, Senior Product Marketing Manager at inContact (booth #507), will be sharing more details about this survey in his presentation titled, "Are Your Customer Service Channels Putting Your Customers at Risk?" The presentation will take place on May 23 at 10:15 a.m. in the Solutions Spotlight Theater.

About This Report
inContact surveyed more than 700 consumers who had experienced a customer service interaction in the past three months. Data was collected between March 1 and 23, 2017. For more information and to download the full research report, please visit: http://response.incontact.com/2017-consumer-research

Additional Information
•	Learn more about available cloud solutions from inContact
•	Follow @inContact on Twitter
•	Become a fan of inContact on Facebook

About NICE inContact
inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes the customer interaction cloud, an expert service model and the broadest partner ecosystem. inContact is a part of NICE (Nasdaq:NICE), the worldwide leading provider of both cloud and on-premises enterprise software solutions, helping organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. For more about NICE, visit www.nice.com. To learn more about inContact, visit www.incontact.com.

Media Contact:
Cheryl Andrus
cheryl.andrus@incontact.com
(801) 320-3646

Investors Contact:
Marty Cohen
+1 551 256 5354 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Ltd.
ir@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.